Mail Stop 6010

March 21, 2007

Robert Y. Newell
Chief Financial Officer
900 Saginaw Drive
Redwood City, CA 94063

      RE: Cardica, Inc.
              Form 10-K for the fiscal year ended June 30, 2006
              Filed September 14, 2006
              File No. 000-51772

Dear Mr. Newell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Martin F. James
              Senior Assistant Chief Accountant